Exhibit 99.3

Welcome to the Extraordinary General Meeting of shareholders of LBI International AB (publ)

The shareholders of LBI International AB (publ) (“LBi”) are hereby invited to the Extraordinary General Meeting of shareholders to be held on Monday 26 April 2010 at 1.30 p.m. at Hotel Anglais, Humlegårdsgatan 23 in Stockholm.

Notification etc.

Shareholders who wish to attend the Meeting shall:

•	have entered their names in the register of shareholders maintained by Euroclear Sweden AB (former VPC AB) no later than on Tuesday 20 April 2010; and

•	notify their intention to participate to LBI International AB no later than on Tuesday 20 April 2010 at 4 p.m. to:

E-mail:	eva.ottosson@lbi.com;

Mail:	LBI International AB (publ)
Attention: Eva Ottosson
Hamngatan 2
SE-111 47 Stockholm
Sweden

Fax:	+46 (0) 8-411 65 95; or

Phone:	+46 (0) 8-41 00 10 40

When giving notice of participation, the shareholder shall state name, personal identification number or company registration number, address, telephone number, shareholdings along with notification of (no more than two) representatives.

Proxies etc.

If participation is by way of proxy, such document should be submitted in connection with the notice of participation of the Extraordinary General Meeting. The proxy shall not be issued more than one year prior to the date of the Extraordinary General Meeting. A proxy form will be available at the LBi’s website, www.lbi.com.

Shareholders with nominee-registered shares must, in order to participate at the Extraordinary General Meeting, temporarily register the shares in his or her own name. Such shareholder must notify its nominee regarding the above-mentioned matter well in advance of Tuesday 20 April 2010.

Shareholders whose shares are eligible for trading on NYSE Euronext Amsterdam must request their custodian banks to instruct Euroclear Netherlands to temporarily register the shares in the shareholders’ own names with Euroclear Sweden in order to be entitled to participate in the Extraordinary General Meeting. A request for such registration along with a notification of attendance at the Extraordinary

General Meeting must be submitted in sufficient time and no later than 3:00 p.m. on Friday 16 April 2010 to Euroclear Netherlands to the following address: Herengracht 459-469, 1017 BS Amsterdam, by telephone to +31 (0)20 552 1560, by fax to +31 (0)20 552 1531, or by e-mail to proxy.nl@euroclear.com. The registration application must include the account operating institution in the Netherlands (with the custody account number) with which the shareholder’s shares are deposited.

Proposed Agenda

1.	Opening of the Meeting.

2.	Election of chairman of the Meeting.

3.	Preparation and approval of the voting list.

4.	Approval of the agenda.

5.	Election of one or two persons to verify the minutes.

6.	Determination as to whether the Meeting has been duly convened.

7.	Resolution to approve the merger plan.

8.	Closing of the Meeting.

Proposals

RESOLUTION REGARDING THE MERGER (item 7)

In order to carry through the proposed merger between LBi and Obtineo Netherlands Holding N.V. (“Obtineo”), the board of directors of LBi proposes that the EGM resolves to approve the merger plan.

LBi’s board of directors and Obtineo’s management board have jointly adopted a merger plan, dated 24 February 2010. The merger plan has been registered with the Swedish Companies Registration Office (“Bolagsverket”) on 8 March 2010 and was announced in the Official Swedish Gazette (Sw. Post- och Inrikes Tidningar) on 10 March 2010.

According to the merger plan, the merger shall be undertaken by way of absorption, with Obtineo as the absorbing company and LBi as the transferring company. According to the merger plan, the exchange ratio for the merger consideration has been determined in such a way that each share in LBi shall be exchanged for one share in Obtineo.

Upon execution of the merger deed by a Dutch notary, which is expected to take place in July 2010, LBi will be dissolved and all of LBi’s assets and liabilities will be transferred to Obtineo. Settlement of the merger consideration is expected to take place following the registration of the merger by Bolagsverket. No cash payment will be made to the shareholders of LBi pursuant to the exchange ratio for the shares.

Miscellaneous

Valid resolutions under item 7 above require approval of shareholders representing at least two-thirds of the votes cast and the number of shares represented at the Meeting.

The total number of shares and votes in LBi is 62,023,276.

As of Monday 12 April 2010, an information document regarding the merger - including, among other things, the merger plan, a description of the background and reasons for the merger, a description of the merged companies, as well as the board of directors’ complete proposals for resolutions under item 7 above – will be made available at LBi’s website, www.lbi.com. The board of directors’ complete proposal and the information document will also be made available at the company's premises at Hamngatan 2 in Stockholm, Sweden. Shareholders who wish to receive the board of directors’ complete proposal or information document may notify the company, whereupon the documents will be sent by post or by e-mail.

Stockholm April 2010

LBI International AB (publ)

The Board of Directors

Notice to Shareholders in the United States

This merger relates to the securities of a Dutch and a Swedish company. The merger is subject to disclosure requirements of the Kingdom of Sweden and the Netherlands which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Swedish and Dutch standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a non-US jurisdiction, and some or all of its officers and Directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or Directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.